UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

November 4, 2010

Aurum Explorations, Inc.
(Exact name of registrant as specified in its charter)

Nevada	000-53481	68-0681042
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Room 2102-03, 21/F, Kingsfield Centre
18-20 Shell Street, North Point, Hong Kong

(Address of principal executive offices) (Zip Code)

852-2891-2111
(Registrant’s telephone number, including area code)

Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

AURUM EXPLORATIONS, INC.
Room 2102-03, 21/F, Kingsfield Centre
18-20 Shell Street, North Point, Hong Kong

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

AURUM EXPLORATIONS, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT.  NO VOTE OR OTHER ACTION BY SHAREHOLDERS OF AURUM EXPLORATIONS, INC. IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

GENERAL

This Information Statement is being mailed on or about November 11, 2010, to the holders of common stock, par value $0.001 per share, of Aurum Explorations, Inc., a Nevada corporation (the “Company”).  You are receiving this Information Statement in connection with the appointment of three persons designated by the majority of the Company’s Board of Directors (the “Board”) to fill seats on the Company’s Board.  The resignation of the existing director and the appointment of the new directors will be effective ten (10) days following the filing and mailing of this Information Statement to the Company’s shareholders.

On October 30, 2010, we entered into and closed a share exchange agreement, or the Share Exchange Agreement, with Greatmat Holdings Limited, a BVI company, or Greatmat Holdings, Chris Yun Sang So, the sole shareholder of Greatmat Holdings, and Yau-sing Tang.  Pursuant to the Share Exchange Agreement, we acquired 100% of the issued and outstanding capital stock of Greatmat Holdings in exchange for 36,560,700 shares of our Common Stock, which constituted 75.0% of our issued and outstanding capital stock as of and immediately after the consummation of the transactions contemplated by the Share Exchange Agreement (the “Share Exchange”).  Therefore, Greatmat Holdings became a wholly-owned subsidiary of the Company.  The Share Exchange resulted in a change in control of the Company.

Further and in connection with the Share Exchange, on October 30, 2010, Yau-sing Tang, our former sole officer and director, submitted a resignation letter pursuant to which he resigned from all offices that he held effective immediately and from his position as our director that will become effective on the tenth day following the mailing by us of this Schedule 14f-1.  In addition, our Board of Directors on October 30, 2010, increased the size of our board of directors to three directors and appointed Chris Yun Sang So, Carol Lai Ping Ho and Rick Chun Wah Tse to fill the vacancies created by such resignation and increase in the size of the board, which appointments will become effective upon the effectiveness of the resignation of Yau-sing Tang on the tenth day following the mailing by us of this Schedule 14f-1.

You are urged to read this Information Statement carefully.
You are not, however, required to take any action.

VOTING SECURITIES

Upon the closing of the Share Exchange on October 30, 2010, the Company had 50,000,000 authorized shares of common stock, par value $0.001 per share.  Upon the closing of the Share Exchange, 48,747,600  shares of common stock were issued and outstanding.  Each share of common stock entitles the holder thereof to one vote on each matter which may come before a meeting of the shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our common stock as of October 30, 2010 by (i) any person or group with more than 5% of any class of voting securities, (ii) each director, (iii) our chief executive officer and each other executive officer whose cash compensation for the most recent fiscal year exceeded $100,000, and (iv) all such executive officers and directors as a group.  Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, Room 2102-03, 21/F, Kingsfield Centre, 18-20 Shell Street, North Point, Hong Kong.  Except as indicated in the footnotes to this table and subject to applicable community property laws, the persons named in the table to our knowledge have sole voting and investment power with respect to all shares of securities shown as beneficially owned by them. The information in this table is as of October 30, 2010 based upon 48,747,600 shares of common stock outstanding.

Name and Address of Beneficial Owner	Office, If Any	Amount and Nature of Beneficial Ownership		Percent Common Stock

Chris Yun Sang So	Chief Executive Officer	36,560,700		75.0%

Yau-sing Tang	Director and former Chief Executive Officer	8,583,162	(1)	17.6	%(1)

All officers and directors as a group (2 persons named above)		45,143,862		92.6%

Wellkey Holdings Limited Box 933 Abbott Building Road Town Tortola, British Virgin Islands		8,583,162		17.6%

(1)           All of such shares are indirectly owned by Yau-sing Tang through his 100% owned company called Wellkey Holdings Limited, a company incorporated under the laws of the British Virgin Islands.

Changes in Control

The Company does not have any change of control or retirement arrangements with its executive officers.

CHANGES IN CONTROL

On October 30, 2010, we completed a reverse acquisition transaction through a share exchange with Greatmat Holdings, Chris Yun Sang So, the sole shareholder of Greatmat Holdings, and Yau-sing Tang.  Pursuant to the Share Exchange Agreement, we acquired 100% of the issued and outstanding capital stock of Greatmat Holdings in exchange for 36,560,700 shares of our Common Stock, which constituted 75.0% of our issued and outstanding capital stock as of and immediately after the consummation of the reverse acquisition.  As a result of the reverse acquisition, Greatmat Holdings became a wholly-owned subsidiary of the Company.  The Share Exchange resulted in a change in control of the Company.

Immediately prior to the Share Exchange, the Common Stock of Greatmat Holdings was owned by Chris Yun Sang So, our Chief Executive Officer and nominee for director.  Mr. So currently holds 36,560,700 shares of our Common Stock, which constituted 75.0% of our issued and outstanding capital stock as of and immediately after the consummation of the reverse acquisition

As a result of his control of Wellkey Holdings Limited, Yau-sing Tang, our former sole officer and director, may be considered the beneficial owner of 8,583,162 shares, or 17.6% of the Common Stock and voting power of the Company.

Further and in connection with the Share Exchange, on October 30, 2010, Yau-sing Tang, our former sole officer and director, submitted a resignation letter pursuant to which he resigned from all offices that he held effective immediately and from his position as our director that will become effective on the tenth day following the mailing by us of this Schedule 14f-1.  In addition, our Board of Directors on October 30, 2010, increased the size of our board of directors to three directors and appointed Chris Yun Sang So, Carol Lai Ping Ho and Rick Chun Wah Tse to fill the vacancies created by such resignation and increase in the size of the board, which appointments will become effective upon the effectiveness of the resignation of Yau-sing Tang on the tenth day following the mailing by us of this Schedule 14f-1.

In addition, on October 30, 2010, our board of directors appointed  Chris Yun Sang So to serve as the Company’s Chief Executive Officer, President and Chief Financial Officer, Carol Lai Ping Ho to serve as the Company’s General Manager, Secretary and Treasurer and Rick Chun Wah Tse to serve as the Marketing Director of the Company, each effective upon the closing of the Share Exchange.  The closing of the Share Exchange, and the appointment of Chris Yun Sang So, Carol Lai Ping Ho and Rick Chun Wah Tse as officers of the Company on the closing date, resulted in a change in control of the Company in which Chris Yun Sang So gained control of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

Prior to the consummation of the Share Exchange, our Board of Directors consisted of one director, Yau-sing Tang (the “Current Director”).  The Current Director has submitted a letter of resignation and Chris Yun Sang So, Carol Lai Ping Ho and Rick Chun Wah Tse have been appointed to our Board of Directors (the “Incoming Directors”). The resignation of the Current Director and appointment of the Incoming Directors will both become effective 10 days after the filing and mailing of this Schedule 14f-1 (the “Effective Date”).  On October 30, 2010, the Board of Directors appointed the new executive officers as listed below.

NAME	AGE	POSITION

Chris Yun Sang So (1)	44	Chief Executive Officer, President and Chief Financial Officer

Carol Lai Ping Ho (1)	37	General Manager, Secretary and Treasurer

Rick Chun Wah Tse (1)	33	Marketing Director

Yau-sing Tang (2)	48	Director

(1)  Will become a director on the Effective Date.
(2)  Current director until the Effective Date.

Chris Yun Sang So has been the Chief Executive Officer, President and Chief Financial Officer of Aurum since October 2010 and has been the founder, Chairman and Chief Executive Officer of Greatmat Hong Kong since May 2004.  Mr. So holds a Master of Science Degree in Management from International American University and a post-graduate Diploma in Management Studies from South China Polytechnic Institute.  Prior to founding Greatmat, Mr. So had over 20 years of business and management experience in the Hong Kong and Chinese building materials industry.  Under his leadership, in 2005 Greatmat was awarded a grant from the Hong Kong Innovative Technology Fund for the creation of innovative construction materials.  Under his leadership, in 2009 Greatmat was granted a Hong Kong Award for Environmental Excellence.

Carol Lai Ping Ho has been the General Manager, Secretary and Treasurer of Aurum since October 2010 and has been the General Manager of Greatmat since July 2004.  Ms. Ho formerly worked for the Hong Kong Polytechnic University and Oliver’s Super Sandwiches Management Limited and has over 10 years of experience in management and accounting.  Ms. Ho graduated from the University of Hong Kong with a BA (Honour) degree in Management Studies.

Rick Chun Wah Tse has been the Marketing Director of Aurum since October 2010 and has been the Marketing Director of Greatmat since May 2004.  Mr. Tse obtained his Diploma in Business Management from the Hong Kong Management Association and has over ten years of experience in sales, product research and development and management.

Yau-sing Tang has been a director of Aurum since October 2009, and was the President, Chief Executive Officer, Chief Financial Officer, Treasurer and Corporate Secretary of Aurum from July 2009 until October 2010.  Since October 2008, Mr. Tang has been the chief financial officer of China Agritech, Inc. (CAGC), a company listed on the NASDAQ Global Market.  Since August 2010, Mr. Tang has served as a director of China North East Petroleum Holdings Limited (NEP), a company listed on the American Stock Exchange.  From March 2008 to September 2008, Mr. Tang was the director of AGCA CPA Limited, a CPA firm in Hong Kong.  From August 2006 to March 2008, Mr. Tang was the financial controller of Carpenter Tan Holdings Ltd., a company listed on the Main Board of The Stock Exchange of Hong Kong Limited.  From January 2006 to July 2006, Mr. Tang was the founder and managing director of AGCA CPA Limited.  From April 2003 to December 2005, Mr. Tang was the executive director and chief financial officer of China Cable and Communication, Inc., a company quoted on the Pink Sheets.  Mr. Tang received his Bachelor of Social Sciences (Honors) degree from the University of Hong Kong in 1986.  Mr. Tang is a fellow of the Association of Chartered Certified Accountants in the United Kingdom and the Hong Kong Institute of Certified Public Accountants.  Mr. Tang is also a member of the Institute of Chartered Accountants in England and Wales and the Taxation Institute of Hong Kong.

Family Relationships

There is no family relationship among any of our officers or directors.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company.  Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, none of the required parties are delinquent in their Section 16(a) filings.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

Transactions With Related Persons

The following includes a summary of transactions since the beginning of the 2008 year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

In July 2009, Patrick Mohammed, Aurum's former director, sole officer and majority shareholder, waived a debt owed to him by Aurum of $66,610 in connection with a change in control of the Company.

During the year ended July 31, 2010, Yau-sing TANG, Aurum’s sole officer and director, advanced funds to the Company totaling $24,017 as at July 31, 2010.  As of October 1, 2010, the amount due to Mr. Tang totaled $33,269. As of the date of this report, this debt has been cancelled in full.  The amounts due to Mr. Tang were non-interest bearing and repayable on demand.  Mr. Tang agreed to waive this debt in the amount of $33,269 in exchange for 3,326,900 shares of Aurum’s common stock, which shares were issued prior to the Share Exchange on October 27, 2010.

During the year ended December 31, 2009, Chris Yun Sang SO, Greatmat’s CEO and director, advanced funds to Greatmat totaling $828,269 as at December 31, 2009.  As of June 30, 2010, the amount due to Mr. So totaled $9,073. The amounts due to Mr. So were non-interest bearing and repayable on demand.

Chris Yun Sang SO, Greatmat’s CEO and director, formerly owned a separate company known as Greatmat Engineering.  This company was separate from Greatmat and engaged in the installation of Greatmat flooring for construction projects.  Greatmat Engineering was sold to Mr. So’s wife on March 8, 2010, is no longer owned by Mr. So and no longer uses the Greatmat name.  All loans between Greatmat Engineering and Greatmat were non-interest bearing and repayable on demand and have been settled as of December 31, 2009 and June 30, 2010.

Insider Transactions Policies and Procedures

The Company does not currently have an insider transaction policy.

Director Independence

We currently do not have any independent directors, as the term “independent” is defined by the rules of the Nasdaq Stock Market.

EXECUTIVE COMPENSATION

Summary Compensation Table — Fiscal Years Ended December 31, 2009 and 2008

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. No other executive officer received total annual salary and bonus compensation in excess of $100,000.

Name and Principal Position	Year	Salary ($)	All Other Compensation ($)	Total ($)

Chris Yun Sang So, CEO of Greatmat Hong Kong	2009(1)	64,103	3,077	67,180
	2008(1)	41,667	3,077	44,744

Yau-sing Tang, former CEO of Aurum	2010(2)	0	0	0
	2009(2)	0	0	0

(1)	Represents compensation paid by Greatmat Hong Kong for the years ended December 31, 2009 and 2008.
(2)	Represents compensation paid by Aurum for the years ended July 31, 2010 and 2009.

On October 30, 2010, we acquired Greatmat Holdings in a reverse acquisition transaction that was structured as a share exchange and in connection with that transaction, Mr. Chris Yun Sang So became our CEO.  Prior to the effective date of the reverse acquisition, Yau-sing Tang served as CEO of Aurum. Mr. Chris Yun Sang So has served as the Chairman and CEO of Greatmat Hong Kong since its founding in 2004.  The compensation shown in this table includes the amounts Mr. So received from Greatmat Hong Kong prior to the consummation of the reverse acquisition.  In addition, Mr. So received an interim dividend from Greatmat Hong Kong in the amount of $115,385 (HK$900,000) on June 28, 2010 by reason of his being the sole shareholder of Greatmat Hong Kong at such time.

Amounts shown in the “All Other Compensation” column represent contributions by Greatmat Hong Kong to the Hong Kong Mandatory Provident Fund, a mandatory, privately managed, fully funded defined contribution scheme.  Greatmat is required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits.  The only funding obligation of Greatmat with respect to the retirement benefit plan is to make the specified contributions.

Summary of Employment Agreements and Material Terms

We do not have any employment agreements with any of our executive officers or directors.

We have not provided retirement benefits (other than contributions to the Hong Kong Mandatory Provident Fund, a government mandated defined contribution scheme in which all of our employees in Hong Kong participate) or severance or change of control benefits to our named executive officers.

Outstanding Equity Awards at Fiscal Year End

For the year ended December 31, 2009, no director or executive officer has received compensation from us pursuant to any compensatory or benefit plan (other than contributions to the Hong Kong Mandatory Provident Fund, a government mandated defined contribution scheme in which all of our employees in Hong Kong participate). There is no plan or understanding, express or implied, to pay any compensation to any director or executive officer pursuant to any compensatory or benefit plan, although we anticipate that we may in the future compensate our officers and directors for services to us with stock or options to purchase stock, in lieu of cash.

Compensation of Directors

No member of our board of directors received any compensation for his services as a director during the year ended July 31, 2010 and currently no compensation arrangements are in place for the compensation of directors.

CORPORATE GOVERNANCE

Audit, Nominating, Compensation Committees and Director Independence

Our Board of Directors currently has no independent directors and does not have standing audit, nominating or compensation committees as of the date hereof and the entire Board is performing the functions normally associated with an audit, nominating and compensation committee. However, we anticipate the Company will in the future seek to form audit and other Board committees in a manner consistent with Nasdaq listed companies.

Executive and Director Compensation Determination

Prior to our reverse acquisition, our operating subsidiaries were private limited companies, and, in accordance with  the regulations of their jurisdictions of incorporation, the salary and bonus of our executive officers was determined by our shareholders.

Going forward, the Board of Directors will annually review the performance and total compensation package for the Company’s executive officers, including the Chief Executive Officer, consider the modification of existing compensation, and the adoption of new plans.

Consideration of Director Nominees

In evaluating and determining whether to recommend a person as a candidate for election as a director, the Board of Directors considers the person’s qualities and skills, which include business and professional background, history of leadership or contributions to other organizations, function skill set and expertise, general understanding of marketing, finance, accounting and other elements relevant to the success of a publicly-traded company in today’s business environment, and service on other boards of directors. There are no specific minimum qualifications for nominees. The Board of Directors may employ a variety of methods for identifying and evaluating nominees for director. The Board of Directors may assess the size of the Board, the need for particular expertise on the Board, the upcoming election cycle of the Board and whether any vacancies are expected, due to retirement or otherwise. In the event that vacancies are anticipated or otherwise arise, the Board of Directors will consider various potential candidates for director which may come to the Board of Directors’ attention through current Board members, professional search firms, shareholders or other persons. No fees have been paid to any third party to identify or evaluate potential director nominees.

In exercising its function of recommending individuals for nomination by the Board for election as directors, the Board of Directors considers nominees recommended by shareholders. The Board of Directors will consider candidates recommended by shareholders under the criteria summarized above. The Board of Directors will make an initial analysis of the qualities and skills of any candidate recommended by shareholders or others pursuant to the criteria summarized above to determine whether the candidate is suitable for service on our Board before deciding to undertake a complete evaluation of the candidate. If any materials are provided by a shareholder or professional search firm in connection with the nomination of a director candidate, such materials are forwarded to the Board of Directors as part of its review. The same identifying and evaluating procedures apply to all candidates for director nomination, including candidates submitted by shareholders.

If you would like the Board of Directors to consider a prospective candidate, please submit the candidate’s name and biographical description to: Aurum Explorations, Inc., Room 2102-03, 21/F, Kingsfield Centre, 18-20 Shell Street, North Point, Hong Kong , Attention:  Chief Executive Officer.

Board of Directors’ Meetings

During our fiscal year ending July 31, 2010, our Board of Directors acted by unanimous written consent on two occasions.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The current Bylaws of the Company provide that the Company shall indemnify its directors and officers as permitted under Nevada law.

The Company is permitted by the Bylaws to purchase and maintain insurance and make other financial arrangements on behalf of its officers and directors against any liability and expense incurred in such capacity, whether or not the Company would have the power to indemnify such person against such liability.

The Company is incorporated under the laws of the State of Nevada.  Section 78.7502 of the Nevada Revised Statutes provides that a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

Section 78.7502 further provides a Nevada corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Section 78.751 of the Nevada Revised Statutes provides that discretionary indemnification under Section 78.7502 unless ordered by a court or advanced pursuant to subsection 2 of section 78.751, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made by:

☐	By the stockholders;

☐	By the board of directors by majority vote of a quorum consisting of directors - who were not parties to the action, suit or proceeding;

☐	If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

☐	If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

The Articles of Incorporation, the Bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

The indemnification and advancement of expenses authorized in or ordered by a court pursuant to NRS Section 78.751:

☐
does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to section 78.7502 or for the advancement of expenses made pursuant to subsection 2 of section 78.751, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action; and

☐	continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

Insofar as indemnification by us for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling the company pursuant to provisions of our articles of incorporation and bylaws, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by such director, officer or controlling person of us in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of ours in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding, which may result in a claim for such indemnification.

NO SHAREHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of shareholders. Neither applicable securities laws, nor the corporate laws of the State of Nevada require approval of the transactions contemplated by the Share Exchange. No vote or other action is being requested of the Company’s shareholders. This Information Statement is provided for informational purposes only.

SHAREHOLDER COMMUNICATIONS WITH DIRECTORS

Shareholders who want to communicate with our Board or any individual director can write to:

Aurum Explorations, Inc.
Room 2102-03, 21/F, Kingsfield Centre
18-20 Shell Street, North Point, Hong Kong

Your letter should indicate that you are a shareholder of the Company.  Depending on the subject matter, management will:

•	Forward the communication to the Director or Directors to whom it is addressed;

•	Attempt to handle the inquiry directly; or

•	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

AURUM EXPLORATIONS, INC.

Date: November 4, 2010	By:	/s/ Chris Yun Sang So
Chris Yun Sang So
Chief Executive Officer